EXHIBIT 11.1

COMPUTATION OF EARNINGS PER SHARE
(unaudited)
	Three Months Ended July 31,		Nine Months Ended July 31,
	2008	2009	2008	2009
Numerator:
Net (loss) from continuing operations	$(1,330,261)	$(700,001)	$(2,405,192)	$(2,085,590)
Income (loss) from discontinued operations	388,575	(198,433)	797,350	(583,434)
Net loss	$(941,686)	$(898,434)	$(1,607,842)	$(2,752,137)

Denominator:
Denominator for basic earnings per share- weighted-average shares	14,595,649	15,140,024	14,426,565	14,903,494
Effect of dilutive securities:
Employee stock options	275,458	-	305,421	-
Restricted stock	27,396	-	25,719	-
Warrants	37,234	-	73,334	-

Denominator for diluted earnings per share adjusted weighted-average shares and assumed conversions	14,935,736	15,140,024	14,831,039	14,903,494

Basic and diluted (loss) income per share:
Continuing Operations	$(0.09)	$(0.05)	$(0.17)	$(0.14)
Discontinued Operations	0.03	(0.01)	0.06	(0.04)
Net loss	$(0.06)	$(0.06)	$(0.11)	$(0.18)